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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: August 27, 2008 By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

RSM Advances Its Wolfe County, Kentucky Coal Property

C.U.S.I.P. # 780919106	TSX.V:RSM
LISTED: STANDARD & POORS	OTCBB:RYSMF
FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, AUGUST 26, 2008, PIKEVILLE, KENTUCKY, RSM has advanced its surface mine coal project in Wolfe County, Kentucky. The permitting and bonding for the initial phases of the strip mine are in place and is expected to be approved by the Kentucky Department of Natural Resources this week. All of the necessary surface equipment to commence mining is in place, according to Qualified Person the writer and reviewer of this press release, Roland M. Larsen.

The expectation is that the initial construction of the surface mine can be started as early as next week. This work will include the construction of access roads into the property, the construction of water containment ponds and clearing of timber on the permitted minesite. The property includes more than 1,000 acres with opportunities to expand the property position. The project is sufficiently funded to bring the project into production with an estimated startup, excluding permitting and bonding costs, to production cost of approximately $500,000.00

The first coal shipment from this property is expected to be within the next 30 days. Based upon drilling and outcrop trench sampling data and chemical analysis indicates that the coal quality is power generation for the industrial market, characterized as 12,000 btu, 1-2% sulfur, less than 10% ash, bituminous coal that will be sold on a spot market basis. The production rate is expected to commence initially in the 10,000 ton per month range increasing to 20,000 tons per month when the mine is developed.

Coal prices based upon NYMEX-Big Sandy River and local brokers, who are purchasing coal from the producers in this area indicate that they are paying more than the posted prices to purchase the production from the producers, a tight production market, indicate that prices for this coal ranges from $75 - $100 per ton with operating cost including transportation to the river for barge transport in the $45-$50 range yielding an estimated operating margin of between $25$50 per ton. The company will try to establish a market with the local power utility after the mine has established a regular monthly production rate.

RSM is an exploration and development company with interests in coal and precious metals in the United States.

The information presented in this press release is subject to the various regulatory approvals. The economic viability of this project is uncertain and is contingent upon coal pricing and mining conditions that could affect the project economics.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royalstandardminerals.com